June 8, 2012

Via EDGAR and Federal Express

Mr. Lyn Shenk

Branch Chief

United States Securities and Exchange Commission

Division of Corporate Finance

Washington, D.C. 20549

Re:           Providence and Worcester Railroad Company (the “Company” or “P&W”)

File No. 000-16704

Dear Mr. Shenk:

This letter is in response to your correspondence dated May 24, 2012 (the “Comment Letter”) containing comments arising from your review of the financial statements and related disclosures included in the Company’s report on Form 10-K for the year ended December 31, 2011 and our Form 8-K filed on April 6, 2012 (individually and together, the “Filing”).

In accordance with your request the Company hereby acknowledges that

•	the Company is responsible for the adequacy and accuracy of the disclosure in its Filing;

•	staff comments or changes to disclosures in response to staff comments do not foreclose the Commission from taking any action with respect to the Filing; and

•	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

The Company provides this acknowledgement without prejudice to its rights to disclose staff comments and the Company’s response thereto in any such proceedings.

We have addressed below each matter raised in the Comment Letter below by reference to the headings and/or numbered items contained therein.  For the convenience of the Commission’s staff, we reproduce the text of each heading and/or numbered paragraph in the Comment Letter and follow with our response.

 Critical Accounting Policies and Estimates, page II-2

1.
Given the significance of track structure to your property and equipment we believe it would be useful to investors to provide more detail on sub-categories within this line item, similar to that you provided in paragraph 4 of your response to comment number 2 in your letter to us dated December 11, 2009. Please consider revising as appropriate.

2.
Additionally, we note that you have provided meaningful information regarding your accounting for improvements to track structures in paragraph 15 of your response to comment number 2 in your letter to us dated December 11, 2009 which begins “The Company accounts for improvements to its track as follows…”. Please consider revising your Property and Equipment Critical Accounting Policies disclosure to include this information.

3.	Please also consider revising your table of property and equipment components on page II-22 to include cost, accumulated depreciation, and net book value by category and sub-category presented.

Response (1-3):

In accordance with ASC Topic 360-10-50, the Company has disclosed the major classes of depreciable assets as of the balance sheet date.  We note your comments 1 and 3 and will enhance the tabular disclosure in the footnotes to the financial statements as follows in future filings:

4.	Property and Equipment

	A detail of the Company's net properties are as follows:
			Accumulated	Net Book
	As of December 31, 2011	Cost	Depreciation	Value
	Property :
	Land and land improvements	$ 11,460	$ -	$11,460
	Buildings and other structures	8,406	(3,640)	4,766
	Track structures:
	Rail and other track material	29,267	(6,426)	22,841
	Ballast	5,767	(1,564)	4,203
	Ties	49,720	(22,472)	27,248
	Bridges & Trestles	7,094	(2,367)	4,727
	Other	1,276	(889)	387
	Total property	112,990	(37,358)	75,632
	Equipment:
	Office	404	(333)	71
	Locomotives	11,790	(6,829)	4,961
	Rail cars	2,382	(1,278)	1,104
	Vehicles	2,632	(2,342)	290
	Signals and crossing	1,206	(720)	486
	Track	1,554	(1,338)	216
	Other	4,547	(3,296)	1,251
	Total equipment	24,515	(16,136)	8,379
	Construction-in-process	665	-	665
	Total Property and Equipment	$ 138,170	$ (53,494)	$84,676

	Construction-in-process consisted primarily of costs associated with track and building upgrades.

In addition, in response to comment 2, we propose the following language be added to our critical accounting policy for property and equipment in future filings.  The proposed language is underlined.

The Company’s rail operations are highly capital intensive.  Property and equipment, including land held for development, is stated at historical cost (including self-construction costs).  Self-construction costs for track structure include material costs for ties, rail and other track materials and ballast; the cost of direct and supervisory labor, including railroad retirement taxes and employee benefits; costs for track machinery and equipment (including depreciation) and various other overhead costs.  Major renewals or betterments are capitalized while routine maintenance and repairs that do not improve or extend asset lives are charged to expense when incurred.  Costs are capitalized to the extent that such costs are in connection with the replacement of track structure pursuant to a program of rehabilitation which results in significant future economic benefit, or in connection with the construction of a new track structure.  A program of rehabilitation or construction of a new track structure generally includes ballast, rail and other track material and ties.  Costs for routine maintenance are expensed.  Routine maintenance items include the sporadic replacement of ties, replacement of track structure damaged in a derailment, washout or other cause or event and the costs for the general upkeep of track structure to keep it in good operating condition.  Costs are capitalized or expensed depending on the facts and circumstances related to each specific project.  The total amount of the costs to be capitalized is based on the per unit standard cost for each category of expenditure (ties, rail and other track material and ballast) and the number of equivalent units installed.  Per unit costs are developed annually using costs incurred for materials, direct labor and overhead.

Properties and equipment are carried at cost and are depreciated over their useful lives.  Items included in track structures with similar physical characteristics, use, date of installation and expected life are grouped together into separate asset classes and depreciated by the estimated useful life for the asset class group.  Gains or losses on sales or other dispositions of property are credited or charged to income.

The Company reviews property and equipment retirements each year in order to determine whether or not the estimated useful lives are reasonable.  Since, in most instances, assets retired have been fully or substantially depreciated, the Company has not found it necessary, historically, to make any significant adjustments to their estimated useful lives.  Retirements of track structures are recorded by removing the historical cost and related accumulated depreciation of the equipment amount of its oldest track structures with the related gain or loss being charged to income.  Historically, the Company has not had any significant retirements of track infrastructure which it considers to be abnormal and not in the normal course of business.

The conclusions and ongoing evaluations of our estimated useful lives may result in future material changes in the Company’s maintenance and capital spending, as well as revisions to the useful lives of property and equipment which may affect depreciation rates and expenses.

The Company evaluates long-lived assets for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable.  When circumstances indicate that assets should be evaluated for possible impairment, the Company uses an estimate of the related undiscounted future cash flows over the remaining lives of the assets in determining whether the carrying amounts of the assets are recoverable.  If an impairment exists, the impairment is measured by comparing the carrying value to the fair value.  No impairments were recognized in the two years presented.

4. We note from the disclosure in note 8 that your other income appears to be non-operating in nature. As such please revise your statements of operations to classify other income below operating income.

Response:

The Company considers revenues to be actual or expected cash inflows that have incurred or will eventuate as a result of the entity’s ongoing major operations.  The Company considers these revenues to be part of the Company’s operations and as such has included them as operating income.

The Company is classified as a Class II railroad under the rules of the United States Surface Transportation Board.  The Company’s railroad right of way runs north/south bisecting the Commonwealth of Massachusetts and the States of Connecticut and Rhode Island with trackage rights into New York.  Any significant infrastructure improvements such as pipelines or fiber optic cables that attempt to traverse our geographic area inevitably must utilize a portion of the Company’s right of way.  The Company receives revenue for the temporary or permanent granting of access to its right of way.    During the period 2000 through 2011, the Company generated $7,942,000 of revenues from permanent easements or property sales, or an average of $661,000 per year, demonstrating the recurring nature of these revenue streams.   Without the right of way, the Company would not have generated any of this revenue and therefore, it is not incidental income. The Company’s right to control use of much of its right of way is conditioned upon it continuing to operate as a railroad.  The Company also receives revenues for the grant of temporary access to the Company’s right of way, in the forms of licenses and leases, leases to utilize storage track and to use the Company’s yard space.  During the period 2000 through 2011, the Company generated $6,361,000 of revenues or an average of $530,000 per annum.  Again, without the railroad’s right of way, the Company would not have generated any rental income.

 In addition during the period 2000 through 2011 the Company earned another $1,079,000 in other income, mainly in the form of interest income, or $90,000 per year.  These amounts are not material to the Company’s financial statements and represent less than 1% of the Company’s revenues (as computed on an average basis to 2011 revenues).

The Company considers these revenue sources when preparing budgets for fiscal years and discusses these items with its Board of Directors and Audit Committee, and makes operating and capital decisions based upon these revenue sources.  Each of these sources of revenue is recurring in nature and is not derived from peripheral or incidental transactions, as demonstrated by their repetitive nature.  As such the Company believes that they are appropriately categorized as operating income on the Company’s Statement of Income.

The Company will clarify footnote 8 in the future and will eliminate the title “Gains (loss) from sale, condemnation and disposal of property, equipment and easements, net” and will substitute therefor the title “Sale, condemnation and disposal of property, equipment and easements, net”.

Form 8-K filed on April 6, 2012

5. Please tell us how you plan to account for the various provisions of the 2012 Settlement and Amendment Agreement with Amtrak. Please also tell us why disclosure of the existence and status of the then-outstanding issues was not made in your 2011 Form 10-K.

Response:

The Company, in accordance with ASC Topic 605 and Topic 13, has determined the following accounting for its settlement with Amtrak.

As disclosed in the Form 8-K filing, the Company will receive several items of compensation as part of the settlement memorialized in the 2012 Settlement and Amendment Agreement to both the January 3, 1978 and July 9, 1979 Operating Agreements between Amtrak and the Company (the “2012 Agreement”).  The Company will receive cash and settlement of existing obligations of $2,142,213, material and supplies of $864,292 and future credit for mileage charges for use of Amtrak’s Northeast Corridor (“NEC”) of $2,571,800.  On April 6, 2012, the Company recorded a receivable balance from Amtrak in the amount of $5,578,305, the total amount of the consideration to be paid.  The Company intends to record revenue in the amount of $3,006,505 during April of 2012, the sum of the cash and materials and supplies to be received, the receipt of which is not conditioned on future conduct by either the Company or Amtrak.  The remaining $2,571,800 will be recorded as deferred revenue.  As the Company utilizes the track mileage credit in future quarters it will recognize the deferred revenue as revenue.

The receivable will be relieved as the following occur, receipt of cash or the settlement of existing accounts payable (completed in May 2012) ($2,142,213 receivable reduction and a corresponding debit to cash or debit to accounts payable).  The receipt of material is anticipated to be completed by October 31, 2013.  The receivable related to the future credit for mileage will be relieved as the mileage credit is utilized in a particular quarter.

The Company will consider the proper classification of the receivable as long-term or short term based upon our conversations with Amtrak as to the timing of the receipt of the material and our estimates based upon the Company’s historical usage of the NEC as to the mileage credit.

In addition, the Company will continue to evaluate the collectability of any remaining receivables due from Amtrak and record reserves as considered necessary against the receivable balance.

The initial journal entry will be as follows:

	Debit	Credit
Receivable Amtrak	$5,578,305
Revenue		$3,006,505
Deferred Revenue		$2,571,800

The Company received cash and the settlement of outstanding obligations to Amtrak under the 2012 Agreement on May 3, 2012.  The transaction was reflected as follows:

	Debit	Credit
Cash	$1,833,307
Accounts payable	$308,906
Receivable Amtrak		$2,142,213

The Company proposes to record the following journal entries on a quarterly basis in the following manner, e.g. assuming that the track usage fee for the second quarter of 2012 was $100,000.

	Debit	Credit
Track usage expense	$100,000
Receivable Amtrak		$100,000
Deferred Revenue	$100,000
Revenue		$100,000

A journal entry will be recorded quarterly until such time as the full mileage credit of $2,571,800 is utilized.

Additionally, the Company proposes the following entry upon receipt of the material and supplies from Amtrak.

	Debit	Credit
Material and supplies	$864,292
Receivable		$864,292

The Company considered the disclosure requirements contained within ASC Topic 450-30-50.  The Company considered the facts and circumstances surrounding the 2012 Agreement and its obligation to disclose in a manner that is not be misleading as to the likelihood of realization.  Based upon the following, the Company determined that any disclosure to the financial statements as of December 31, 2011 would be misleading and, therefore, determined not to disclose the then-pending settlement ultimately memorialized by the 2012 Agreement.

Amtrak’s obligation to replace storage track capacity of Providence and Worcester Railroad Company arose during the course of Amtrak’s assemblage of the Northeast Corridor in 1976 and was memorialized in Agreements between Amtrak and the Company dated January 3, 1978 and July 9, 1979.  The original amount of trackage to be provided by Amtrak, sixty two thousand three hundred feet (62,300'), was reduced over time through the provision of rights to certain other trackage and remained consistent at twenty-nine thousand seven hundred feet (29,700') from 2008 until consummation of the 2012 Agreement. For the four (4) years preceding the 2012 Agreement, the parties had sporadic discussions concerning resolution of the outstanding track capacity, but were never able to resolve the matter.

Since 1976, when Amtrak came into existence and as memorialized in the 1978 Agreement, Amtrak and the Company have been negotiating the resolution of the outstanding track capacity and have, at various times throughout the years, held negotiations to resolve the outstanding track capacity only to have portions of track capacity provided to the Company but never obtaining full resolution.  From 1976 through 2008, Amtrak and the Company reduced the outstanding track capacity obligation from 62,300’ to the remaining outstanding track capacity of 29,700’ which remained outstanding prior to consummation of the 2012 Agreement.

The parties first met in April 2008 to discuss the matter of the remaining outstanding track capacity.  The Company initially resisted Amtrak’s attempt to negotiate a settlement of all the issues between the parties, concerned that agreement would never be reached but committed to resolve the matter of maintenance bills that amounted to approximately Three Hundred Thousand Dollars ($300,000).  The Company was determined to obtain rights to Amtrak’s Cranston Yard which would allow the Company the right to maintain this property with its own forces to Federal Railroad Administration standards appropriate to its use as freight trackage, saving tens of thousands of dollars per year in the process.  Rights to trackage in Cranston Yard were to be deducted from the outstanding track capacity owed to P&W.

 During the course of the negotiations, other issues arose between Amtrak and the Company concerning their shared use of the Northeast Corridor.  These issues ran the gamut from financial issues including the costs Amtrak charged P&W for the recoverable costs of freight and the detail furnished in order to review such billings to the provision of water to fill P&W locomotives at Amtrak’s New Haven facility.  Long outstanding issues between Amtrak and the Company made resolution of any issue difficult and the list of outstanding issues grew.

The first draft of an agreement furnished by the Company in October 2009 was rejected out of hand by Amtrak.  After more than four (4) years and at least thirty (30) meetings including multi-party conference calls and meetings in Philadelphia, Pennsylvania and New Haven, Connecticut,   representatives of both parties agreed to the terms of the 2012 Agreement subject to each side’s approval process

The approval process at Amtrak went far beyond the negotiating team and involved sign off from many departments.  This process took several months with many edits made to the document which ultimately required Amtrak Board approval. Given the Company’s history of negotiations with Amtrak, the Company did not feel that it could be certain of an agreement until the 2012 Agreement was signed by Amtrak on April 4, 2012. Moreover, disclosure prior to the execution by Amtrak could have created internal issues at Amtrak which might have led to further negotiations or a breakdown in the negotiations. To have disclosed the negotiations prior to Amtrak authorization would have been misleading to investors especially given the amount of the settlement.

Please do not hesitate to contact me if you need additional information regarding any of these matters.

Very truly yours,

/s/ Daniel T. Noreck

Daniel T. Noreck

Treasurer and Chief Financial Officer